UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

WORLD HEALTH ENERGY HOLDINGS, INC.	000-29462
(Full Name of Registrant)	(Commission File Number)

[  ] Form 10-K      [  ] Form 20-F      [  ] Form 11-K      [X] Form 10-Q      [  ] Form N-SAR      [  ] Form N-CSR

For Period Ended: March 31, 2013

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

_________________________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full Name of Registrant	WORLD HEALTH ENERGY HOLDINGS, INC.
Former Name if Applicable
Address of Principal Executive Office (Street and Number)	777 S Flagler Dr., Suite 800
City, State and Zip Code	West Palm Beach FL 33411

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject a report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

The registrant is unable to file the quarterly report on Form 10-Q for the quarter ended March 31, 2013 for the following reasons:

The Registrant’s quarterly report could not be filed within the prescribed time period due to the Registrant requiring additional time to prepare and review the quarterly report for the period ended March 31, 2013. Such delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-Q no later than five calendar days following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jason Lurie	(212)	444 1019
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

WORLD HEALTH ENERGY HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the under signed thereunto duly authorized.

Date: May 14, 2013	By:	/s/ Jason Lurie
Jason Lurie
Chief Financial Officer